Type:  425
Sequence:  1
Description:  Rule 425 Communications

                          Filed by Lycos, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 Commission File Number 0-27830
                          Subject Company: Terra Networks, S.A.


     This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein address future financial and operating results and the benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that our businesses will not be integrated successfully; costs related to the merger; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; and failure to obtain necessary stockholder approvals for the merger. For a detailed discussion of these and other cautionary statements, please refer to Lycos' and Terra's filings with the Securities and Exchange Commission.

     Investors and security holders are urged to read the proxy statement/prospectus regarding the merger when it is finalized and becomes available, because it will contain important information. Lycos and Terra will file the proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the final proxy statement/prospectus (when it is available) and other documents filed by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra.

TERRA LYCOS

Transcript of Video Presentation

The multicultural corporation is born and open to the world: Terra Lycos.

Terra Lycos brings a whole new philosophy to the world of the Internet riding on three basic pillars.

First: Think global, act local.

This entails locally tailored country specific contents for each portal.

Local information and news network coverage.

Common interest communities for each targeted user and whole new way of enjoying the most interesting site through the widest range of content possibilities.

With the availability of quality top speed multiplatform Internet access for cellular, satellite and ADSL protocols.

And the advantage of local multimedia resources.

Second: Interactive. That is to get your choice and get interactive with artists and famous characters.

Because we have the fullest cutting edge technology multimedia contents where you will find all the information, entertainment games and communication tools available.

Third: Live events Network. Open world wide 24 hours a day.

World wide coverage and live broadcasting of sports, shows, concerts and updated news.

All this means we know our target users and we can deliver to their specifics needs.

All based on interactive cutting edge technology that establishes Internet as the tool that can make the human being a little happier day after day.